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SEC FILE NUMBER
8- 65582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GMCG, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 45th Floor
(No. and Street)

New York,	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H Stoltz (516) 222-9111
(Area Code- Telephone Number)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark R. Saunders swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMCG, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANTHONY CARDILLO
Notary Public, State of New York
No. 034860234
Qualified in Bronx County
Commission Expires May 27 20

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GMCG, LLC
(a limited liability company)

Statement of Financial Condition

December 31, 2007

CONTENTS
December 31, 2007

Independent Auditor's Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 4

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members of
GMCG, LLC

We have audited the accompanying statement of financial condition of GMCG, LLC (a limited liability company) (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GMCG, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2008

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and Cash Equivalents	$1,100,977
Securities Owned, at market value	907
Other Assets	62,215
Total Assets	$1,164,099
LIABILITIES AND MEMBERS' EQUITY	
Liabilities - other accrued expenses	$ 26,493
Members' Equity	1,137,606
Total Liabilities and Members' Equity	$1,164,099

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

GMCG, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities. The Company provides advisory services to businesses, with an emphasis on corporate finance and development consultation, merger and acquisition advice, public market assistance, strategic partnering and transaction execution capability assistance. The Company's clients are principally located in Australia.

Cash equivalents are defined as amounts which are readily convertible into cash and highly liquid money market funds.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Securities owned that are traded on a national exchange are valued at quoted market values as of December 31, 2007. Securities trades are recognized on the trade-date. Dividends are recognized on the ex-dividend date.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Consulting fee revenue is recognized upon the closing of the various deals which the Company is retained to facilitate. Foreign currency transaction gains and losses are included in consulting fee revenue.

No provision for federal or state income taxes has been made since, as a limited liability company, the Company is not subject to these taxes. The Company's income or loss is reportable by its Members on their individual tax returns. A provision has been made for local income taxes.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. CONTINGENCIES AND RISK:

The clearing operations for the Company's security transactions are provided by four brokers. At December 31, 2007, all of the Company's owned securities are security positions with one broker.

3. NET CAPITAL REQUIREMENT:

As a broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness. Net capital changes from day to day, but as of December 31, 2007, the Company had net capital of $1,060,295, which exceeded its requirement of $100,000 by $960,295.

4. INCOME TAXES:

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance the FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

5. SUBSEQUENT EVENTS:

Subsequent to year-end, the Company expects to settle a lawsuit regarding recovery of fee income from a client. The expected recovery is approximately $271,715.

END